Exhibit 99.1

Biogen Idec and Elan will host a conference call
For the Investment Community

Cambridge, MA and Dublin, Ireland – July 31, 2008 - Biogen Idec Inc.(NASDAQ: BIIB) and Elan (NYSE: ELN) today announced it will host a conference call for the Investment Community to discuss the recent events related to TYSABRI® (natalizumab) on Friday, August 1, 2008 at 8:30 a.m. ET/1:30 pm British Summer Time (BST).

To access the live webcast, please go to Biogen Idec’s website at www.biogenidec.com. Following the live webcast, an archived version of the call will be available at the same URL.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Biogen Idec

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Contact:
Biogen Idec
Investor Relations:
Eric Hoffman, 617-679-2812

Media Relations:
Naomi Aoki, 617-914-6524

CONTACT:
Elan Corporation, plc
Investor Relations:
Chris Burns, 800-252-3526
David Marshall, 353-1-709-4444

Media Relations:
Jonathan Birt, 212-850-5664 or 44-20-7269-7205
Niamh Lyons, 353-1-663-3602